UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Notice related to trading of Benetton shares by a Director.

ANNEX 6

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. DECLARER
1.1 PERSONAL DATA
IF NATURAL PERSON
FAMILY NAME	BENETTON			FIRST NAME		GILBERTO
1.2. NATURE OF RELATIONSHIP WITH THE LISTED COMPANY
C.1) MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER								Y
2. ISSUER
CORPORATE NAME		BENETTON GROUP S.P.A.				TAX CODE		00193320264
3. PARTY WHICH EXECUTED THE TRANSACTION
3.1. REASON FOR RESPONSABILITY TO NOTIFY
NATURAL PERSON CLOSELY ASSOCIATED WITH A RELEVANT PERSON (SPOUSE, UNLESS LEGALLY SEPARATED, DEPENDENT CHILDREN OF THE RELEVANT PERSON OR OF THE SPOUSE, PARENTS, RELATIVES AND RELATIVES-IN-LAW)								Y
3.2 PERSONAL DATA[1]
IF NATURAL PERSON
FAMILY NAME	PASQUOTTI		FIRST NAME		MARIA LAURA
4. TRANSACTIONS
SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND
DATE	TYPE OF TRANSACTION[2]	ISIN CODE[3]	NAME OF SECURITY	TYPE OF FINANCIAL INSTRUMENT [4]	QUANTITY	PRICE (in Euro) [5]	VALUE (in Euro)	DESCRIPTION OF TRANSACTION[6]
SEPT. 14, 2006	V	IT0003106777	BENETTON GROUP	AZO	45,000	12.5264	563,688	MERC-IT
TOTAL AMOUNT SECTION A (in Euro)							563,688

1 Not to fill if the person which executed the transaction is the same as section 1.1

2 Indicate the type of transaction, even if executed through the exercise of associated financial instruments

A= purchase

V= sale

S= subscription

X= exchange

3 ISIN code must be indicated whenever the financial instrument received that code from an appointed international agency (e.g. UIC for Italy)

4 Indicate the financial instrument involved in the transaction:

AZO = ordinary shares

AZP = preference shares

AZR = saving shares

QFC = units of closed-end funds

EQV = other financial instruments, equivalent, or representative of shares

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares

5 In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).

6 Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market

MERC-ES = transaction over foreign regulated markets

FMERC = off-market transaction and blocks

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares

MERC-SO = transaction over regulated market concurrent to exercise of stock option - stock grant

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap)

ESE-DI = exercise of rights (warrant/covered warrant/securities derivatives/rights)